UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHGATE EXPLORATION LIMITED
(Exact name of registrant as specified in its charter)

British Columbia, Canada
(State of incorporation or organization No.)	(IRS Employer Identification )

2050 - 1055 West Georgia Street Vancouver, British Columbia Canada	V6E 3R5
(Address of principal executive offices)	(Zip code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.

Securities Act registration statement file number to which this form relates: None

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: Rights to Purchase Common Stock

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Description of Registrant's Securities to be Registered

On March 11, 2004, the board of directors of Northgate Exploration Limited (the "Corporation") adopted, and the Corporation entered into, a Shareholder Rights Plan Agreement (the "Plan") between the Corporation and Computershare Trust Company of Canada (the "Rights Agent"). The Plan is effective March 11, 2004 and will continue in effect unless the Shareholder Rights Plan Resolution is not approved by a majority of the shareholders at the Shareholder's Annual and Extraordinary General Meeting to be held on May 14, 2004 (the "Meeting"). The purpose of the Plan is to ensure equal treatment of all shareholders in the event of a bid for the Company and to provide the board of directors with an adequate amount of time to evaluate a bid for the Company.

A summary of the principal terms of the Plan is set forth below.

  Effective Date. The effective date of the Plan is March 11, 2004 (the "Effective Date").

  Term; Shareholder Approval. The Plan will terminate on the sixth anniversary of the Effective Date, subject to ratification by the shareholders at the Meeting and to reconfirmation by shareholders at the third annual general meeting thereafter.

  Issue of Rights. On the Effective Date, one right (a "Right") is issued and attached to each share of the Corporation's common stock (a "Common Share") outstanding and will attach to each Common Share subsequently issued.

  Rights Exercise Privilege. The Rights will separate from the Common Shares and will be exercisable eight business days (or such later business day as may be determined by the board of directors) (the "Separation Time") after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the outstanding Common Shares (an "Acquiring Person"), other than by an acquisition pursuant to a take-over bid permitted by the Plan (a "Permitted Bid"). The acquisition of 20% or more of the Company's Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip- in Event." From and after the Separation Time, each Right (except Rights held by the Acquiring Person), will permit the purchase of Cdn. $100 worth of Common Shares (at the market price on the date of the Flip- in Event) for Cdn. $50 (i.e., at a 50% discount). While the issuance of the Rights is not initially dilutive, if a Flip- in Event occurs, reported earnings per Common Share on a fully diluted or non-diluted basis will be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event will suffer substantial dilution.

  Certificates and Transferability. Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the

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Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

  Permitted Bid Requirements. The requirements for a Permitted Bid include the following:
  the take-over bid must be made by way of a take-over bid circular;

  the take-over bid must be made to all holders of Common Shares;

  the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the "Independent Shareholders") have been tendered to the take-over bid and not withdrawn;

  the Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

  if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within such 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

  Waiver and Redemption. The Corporation's board of directors may, prior to a Flip- in Event, waive the dilutive effects of the Plan in respect of a particular Flip- in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, or waive one or more of the requirements of a Permitted Bid, or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip- in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares prior to the expiry of the take-over bid in respect of which a waiver was granted. The board of directors may also waive the dilutive effects of the Plan in respect of a particular Flip- in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip- in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days

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or such later date as may be specified by the board of directors. With the majority consent of shareholders or Rights holders at any time prior to the later of a Flip- in Event or the Separation time, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of Cdn. $0.00001 each.

  Exemptions for Investment Advisors. Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the outstanding Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, or proposing to make or participate in, or has not announced a current intention to make, a take-over bid.

  Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of Common Shares if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a "Permitted Lock-up Agreement" to a take-over bid (the "Lock-up Bid") made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any "break- up" fees payable by the tendering shareholder cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed and a copy of which is made available to the public (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the Lock-up Bid or the number of Common Shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

  Supplements and Amendments. The Corporation is authorized to make amendments to the Plan to correct any clerical or typographical error or to maintain the validity of the Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Plan as the board of directors may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Plan may be made with the prior approval of shareholders or Rights holders.

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The Company has filed a copy of the Plan with the Securities and Exchange Commission as an exhibit to this Form 8-A. You may obtain a copy of the Plan free of charge from the Rights Agent. This summary of the characteristics of the Rights is not complete and is qualified by reference to the Plan, which is incorporated herein by reference.

Item 2. Exhibits

Exhibit Number	Exhibit Title
1	Shareholder Rights Plan Agreement, dated as of March 11, 2004, between the Company and Computershare Trust Company of Canada, including exhibits.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTHGATE EXPLORATION LIMITED

By: (signed)
Name: Jon Douglas
Title: Senior Vice President and
Chief Financial Officer

Dated: March 31, 2004.

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EXHIBIT INDEX

Exhibit Number	Exhibit Title
1	Shareholder Rights Plan Agreement, dated as of March 11, 2004, between the Company and Computershare Trust Company of Canada, including exhibits.

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